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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

           INFORMATION STATEMENT TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b) (c) AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2 (b)

                             (AMENDMENT NO. 1)*

                           PROVIDENCE & WORCESTER RR
         -------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   743737108
                   -----------------------------------------
                                 (CUSIP Number)

                               December 31, 1999
           -----------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

     [X] Rule 13d-1(b)

     [_] Rule 13d-(c)

     [_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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-----------------------                                  ---------------------
  CUSIP NO. 743737108                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSONS
      (ENTITIES ONLY)

      CADENCE CAPITAL MANAGEMENT (IRS No. 04-3244012)
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------------------------
                     5    SOLE VOTING POWER

     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                     6    SHARED VOTING POWER
   BENEFICIALLY
                          235,100
     OWNED BY
                   -----------------------------------------------------------
       EACH          7    SOLE DISPOSITIVE POWER

    REPORTING             -0-

      PERSON       -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
       WITH
                          235,100
------------------------------------------------------------------------------
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      235,100
------------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*[_]


------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      5.5%
------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

      IA
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1      (a)   Name of Issuer:
                  --------------
                  Providence & Worcester RR

            (b)   Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------
                  75 Hammond Street
                  Worcester, Massachusetts 01610

Item 2      (a)   Name of Person Filing:
                  ---------------------
                  CADENCE CAPITAL MANAGEMENT

            (b)   Address of Principal Business Office:
                  ------------------------------------
                  One Exchange Place, 29th Floor
                  Boston, Massachusetts 02109

            (c)   Citizenship:
                  -----------
                  Not Applicable.

            (d)   Title of Class of Securities:
                  ----------------------------
                  Common Stock

            (e)   CUSIP Number:
                  ------------
                  743737108
                  ---------

Item 3      If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
            ------------------------------------------------------------------
            check whether the person filing is a:
            ------------------------------------

            (a)   [_]  Broker or dealer registered under Section 15 of the
                       Exchange Act;

            (b)   [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

            (c)   [_]  Insurance company as defined in Section 3(a)(19) of the
                       Act;

            (d)   [_]  Investment company registered under Section 8 of the
                       Investment Company Act;

            (e)   [X]  Investment adviser registered under Section 203 of the
                       Investment Advisors Act of 1940;

            (f)   [_]  Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g)   [_]  Parent holding company or control person, in accordance with 13d-1(b)(ii)(G);

            (h)   [_]  Savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

            (i)   [_]  Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   [_]  Group, in accordance with Rule13d-1(b)(1)(ii)(H).

            If this statement is filed pursuant to Rule 13d-1(c), check this box. [_]

Item 4      Ownership.
            ----------
            (a) Amount beneficially owned: 235,100**

            (b) Percent of Class:   5.5

            (c) Number of shares as to which such person has:

            (i) Sole power to vote or direct the vote:  -0-

            (ii) Shared power to vote: 235,100**

            (iii) Sole power to dispose or direct the disposition of:  -0-

            (iv) Shared power to dispose or direct the disposition of: 235,100**

            **This report is being filed on behalf of Cadence Capital Management, a Delaware general partnership and/or certain investment advisory clients or discretionary accounts relating to their collective beneficial ownership of shares of common stock of the Issuer. Cadence Capital Management is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940. As a result of its role as investment adviser Cadence Capital Management may be deemed to be the beneficial owner of the securities of the Issuer. Cadence Capital Management has the sole power to dispose of the shares and to vote the shares under its written guidelines established by its Management Board.

Item 5      Ownership of Five Percent or Less of a Class.
            --------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6      Ownership of More than Five Percent on Behalf of Another Person.
            ---------------------------------------------------------------

            Not Applicable

Item 7      Identification and Clarification of the Subsidiary Which Acquired
            -----------------------------------------------------------------
            the Security Being Reported on By the Parent Holding Company.
            ------------------------------------------------------------

            Not Applicable.

Item 8      Identification and Clarification of Members of the Group.
            --------------------------------------------------------

            Not Applicable.

Item 9      Notice of Dissolution of Group.
            ------------------------------

            Not Applicable.

Item 10     Certification.
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                     SIGNATURE
                                     ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   Date: February 8, 2000



                                       /s/ DAVID B. BREED
                                   -------------------------
                                       David B. Breed, CEO